Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

General

Except as otherwise indicated by the context, references in this exhibit to “Company,” “American Rebel Holdings,” “American Rebel,” “we,” “us” and “our” are references to American Rebel Holdings, Inc. and its wholly-owned operating subsidiaries, American Rebel, Inc., American Rebel Beverages, LLC, Champion Safe Company, Inc., Superior Safe, LLC, Safe Guard Security Products, LLC, and Champion Safe De Mexico, S.A. de C.V. Inc.

As of April 12, 2024, we had two classes of security registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our common stock, par value $0.001 per share (“Common Stock”), and a registered class of warrants, each to purchase one share of common stock (the “Warrants” or “Common Stock Purchase Warrants”).

The shares of Common Stock and Warrants are listed on the Nasdaq Capital Market under the symbols “AREB” and “AREBW,” respectively, and began trading on February 7, 2022.

This summary does not purport to be complete and is qualified in its entirety by the provisions of our Second Amended and Restated Articles of Incorporation, and our Amended and Restated Bylaws, copies of which have been filed as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.4 is a part. You should refer to our Second Amended and Restated Articles of Incorporation, our Amended and Restated Bylaws, and the applicable provisions of the Nevada Revised Statutes for a complete description of our capital stock. Our authorized capital stock consists of (i) 600,000,000 shares of common stock, par value $0.001 per share, and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share, among which 150,000 shares are designated as Series A Preferred Stock, 250,000 shares are designated as Series B Convertible Preferred Stock, and 3,100,000 shares are designated as Series C Redeemable Convertible Preferred Stock.

Our Board is authorized, without stockholder approval, except as otherwise may be required by the applicable listing standards of a national securities exchange or any applicable laws, to issue additional shares of our authorized capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our Board, in its discretion, determines to declare and pay dividends and then only at the times and in the amounts that our Board may determine.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters properly submitted to a vote of stockholders on which holders of common stock are entitled to vote. We have not provided for cumulative voting for the election of directors in our Certificate of Incorporation. The directors are elected by a plurality of the outstanding shares entitled to vote on the election of directors.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Our Board is authorized, subject to limitations prescribed by Nevada law, to issue preferred stock in one or more series, to establish from time-to-time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our Board can also increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding) the number of shares of any series of preferred stock, without any further vote or action by our stockholders. Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Common Stock or other series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control of our company and might adversely affect the market price of our Common Stock and the voting and other rights of the holders of our Common Stock.

Series A Preferred Stock

No Maturity, Sinking Fund or Mandatory Redemption

The Series A Preferred Stock (the “Existing Series A Preferred Stock”) has no stated maturity and will not be subject to any sinking fund or mandatory redemption. Shares of the Existing Series A Preferred Stock will remain outstanding indefinitely unless we decide to redeem or otherwise repurchase them.

Dividend Rights

Holders of shares of the Existing Series A Preferred Stock are not entitled to receive any dividends.

Voting Rights

Holders of the Existing Series A Preferred Stock are entitled to vote together with the holders of our Common Stock on an as-converted basis. Each Existing Series A Preferred Stock is entitled to cast one thousand (1,000) votes for each share held of the Existing Series A Preferred stock.

Conversion Rights

Each holder of the Series A Preferred Stock is entitled to convert any portion of the outstanding shares of Series A Preferred Stock held by such holder into validly issued, fully paid and non-assessable shares of our Common Stock. Each share of the Series A Preferred Stock is convertible into our Common Stock at the conversion rate of 1 share of Series A Preferred Stock to 500 shares of Common Stock, subject to vesting requirements and adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Stock. Should the Company issue a redemption notice the conversion shall occur on or prior to the fifth (5th) day prior to the redemption date, as may have been fixed in any redemption notice with respect to the Existing Series B Preferred Stock shares, at the office of the Company or any transfer agent for such stock.

Series B Preferred Stock

No Maturity, Sinking Fund or Pre-Determined Mandatory Redemption

The Series B (the “Existing Series B Preferred Stock”) has no stated maturity and will not be subject to any sinking fund or pre-determined mandatory redemption. Shares of the Existing Series B Preferred Stock will remain outstanding indefinitely unless we decide to redeem or otherwise repurchase them, or the holders decide to convert them.

Dividend Rights

Holders of shares of the Existing Series B Preferred Stock are not entitled to receive any dividends.

Voting Rights

Holders of the Existing Series B Preferred Stock shall not have any voting rights, except in the case of voting on a change in the preferences of the Existing Series B Preferred Stock shares.

Conversion Rights

Each holder of the Existing Series B Preferred Stock is entitled to convert any portion of the outstanding shares of Existing Series B Preferred Stock held by such holder into validly issued, fully paid and non-assessable shares of our Common Stock Each share of the Existing Series B Preferred Stock is convertible into our Common Stock at the conversion rate of 1 share of Existing Series B Preferred Stock to 31.25 shares of Common Stock, subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Stock. Should the Company issue a redemption notice the conversion shall occur on or prior to the fifth (5th) day prior to the redemption date, as may have been fixed in any redemption notice with respect to the Existing Series B Preferred Stock shares, at the office of the Company or any transfer agent for such stock.

Fractional Shares

No fractional shares of our Common Stock will be issued upon any conversion of the Existing Series B Preferred Stock. If the conversion would result in the issuance of a fraction of a share of Common Stock, the number of shares of Common Stock issuable upon such conversion will be rounded up to the nearest whole share.

Series C Preferred Stock

On November 3, 2023, we filed a certificate of designation with the Nevada Secretary of State to establish our Series C Preferred Stock. We designated a total of 3,100,000 shares of Preferred Stock as “Series C Cumulative Redeemable Preferred Stock.” Our Series C Preferred Stock has following voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions:

Ranking. The Series C Preferred Stock ranks, as to dividend rights and rights upon our liquidation, dissolution, or winding up, junior to our Series A Preferred Stock and senior to our Common Stock and Series B Preferred Stock. The terms of the Series C Preferred Stock do not limit our ability to (i) incur indebtedness or (ii) issue additional equity securities that are equal or junior in rank to the shares of our Series C Preferred Stock as to distribution rights and rights upon our liquidation, dissolution or winding up.

Stated Value. Each share of Series C Preferred Stock has an initial stated value of $7.50, which is equal to the offering price per share, subject to appropriate adjustment in relation to certain events, such as recapitalizations, stock dividends, stock splits, stock combinations, reclassifications or similar events affecting our Series C Preferred Stock.

Dividend Rate and Payment Dates. Dividends  on the Series C Preferred Stock are cumulative and payable quarterly in arrears to all holders of record on the applicable record date. Holders of our Series C Preferred Stock are entitled to receive cumulative quarterly dividends at a per annum rate of 8.53% of the stated value (or $0.16 per share per quarter based on the liquidation preference per share); provided that upon an event of default (generally defined as our failure to pay dividends when due or to redeem shares when requested by a holder), such amount shall be increased to $0.225 per quarter, which is equivalent to the annual rate of 12% of the $7.50 liquidation preference per share. In our sole discretion, dividends may be paid in cash or in kind in the form of Common Stock equal to the closing price of Common Stock on the last day of the quarter. Dividends on each share begin accruing on, and are cumulative from, the date of issuance and regardless of whether our Board declares and pays such dividends. Dividends on shares of our Series C Preferred Stock will continue to accrue even if any of our agreements prohibit the current payment of dividends or we do not have earnings.

Liquidation Preference. Upon a liquidation, dissolution or winding up of our company, holders of shares of our Series C Preferred Stock are entitled to receive, before any payment or distribution is made to the holders of our Common Stock or Series B Preferred Stock and on a junior basis with holders of our Series A Preferred Stock, a liquidation preference equal to the stated value per share, plus accrued but unpaid dividends thereon (whether or not declared).

Company Call Option. We may redeem the shares of Series C Preferred Stock, in whole or in part at any time after the fifth anniversary of the initial closing of this Offering and continuing indefinitely thereafter, at our option, for cash, at $11.25 per share of Series C Preferred Stock, plus any accrued and unpaid dividends.

Stockholder Put Option. Once per calendar quarter beginning any time after the fifth-year anniversary of date of issuance, a Holder of record of shares of Series C Preferred Stock may elect to cause us to redeem all or any portion of their shares of Series C Preferred Stock for an amount equal to $11.25 per share plus any accrued and unpaid dividends, which amount may be settled by delivery of cash or shares of Common Stock, at the option of the holder. If the holder elects settlement in shares of Common Stock, we will deliver such number of shares of Common Stock equal to $11.25 per share of Series C Preferred Stock to be redeemed plus any accrued and unpaid dividends corresponding to the redeemed shares, divided by $2.25 per share (subject to pro rata adjustment in connection with any stock splits, stock dividends, or similar changes to the Company’s capitalization occurring after the date of this Certificate), with any fraction rounded up to the next whole share of Common Stock. A holder making such election shall provide written notice thereof to us specifying the name and address of the holder, the number of shares to be redeemed and whether settlement shall be in cash or shares of Common Stock. We shall redeem the specified shares of Series C Preferred Stock for shares of Common Stock no later than ten (10) days, or for cash no later than 365 days, following receipt of such notice.

Please see the certificate of designation, which has been filed as an exhibit to the offering statement of which this offering circular forms a part, for the procedures to request a redemption.

Restrictions on Redemption and Repurchase. We are not be obligated to redeem or repurchase shares of Series C Preferred Stock if we are restricted by applicable law or our articles of incorporation from making such redemption or repurchase or to the extent any such redemption or repurchase would cause or constitute a default under any borrowing agreements to which we or any of our subsidiaries are a party or otherwise bound. In addition, we have no obligation to redeem shares in connection with a redemption request made by a holder if we determine, as of the redemption date, that we do not have sufficient funds available to fund that redemption. In this regard, we will have complete discretion under the certificate of designation for the Series C Preferred Stock to determine whether we are in possession of “sufficient funds” to fund a redemption request. Redemptions will be limited to five percent (5%) of the total outstanding Shares per quarter. To the extent we are unable to complete redemptions we may have earlier agreed to make, we will complete those redemptions promptly after we become able to do so, with all such deferred redemptions being satisfied on a first come, first served, basis.

Voting Rights. The Series C Preferred Stock has no voting rights relative to matters submitted to a vote of our stockholders (other than as required by law). We may not authorize or issue any class or series of equity securities ranking senior to the Series C Preferred Stock as to dividends or distributions upon liquidation (including securities convertible into or exchangeable for any such senior securities) or amend our articles of incorporation (whether by merger, consolidation, or otherwise) to materially and adversely change the terms of the Series C Preferred Stock without the affirmative vote of at least two-thirds of the votes entitled to be cast on such matter by holders of our outstanding shares of Series C Preferred Stock, voting together as a class.

Further Issuances. We will not be required to redeem shares of our Series C Preferred Stock at any time except as otherwise described above under the captions “Company Call Option” and “Stockholder Put Option.” Accordingly, the shares of our Series C Preferred Stock will remain outstanding indefinitely, unless we decide, at our option, to exercise our call right, the holder of the Series C Preferred Stock exercises their put right. The shares of Series C Preferred Stock will not be subject to any sinking fund.

Conversion at Option of Holder. Each share of Series C Preferred Stock shall be convertible into shares of Common Stock at a price per share of $1.50 (1 share of Series C Preferred Stock converts into 5 shares of Common Stock), at the option of the holder thereof, at any time following the issuance date of such share of Series C Preferred Stock and on or prior to the fifth (5th) day prior to a redemption date, if any, as may have been fixed in any redemption notice with respect to the shares of Series C Preferred Stock, at our office or any transfer agent for such stock. The conversion price ($1.50) shall not be adjusted for stock splits, stock dividends, recapitalizations or similar events.

Forced Conversion – If the closing price of the Company’s Common Stock during any ten consecutive trading day period has been at or above $2.25 per share (as adjusted for stock splits, stock dividends recapitalizations and similar events), then the Company shall have the right to require the holder of the Series C Preferred Stock to convert all, or any portion of, the shares of Series C Preferred Stock held by such holder for shares of Common Stock. If the Company elects to cause a forced conversion of the shares of Series C Preferred Stock then it must simultaneously take the same action with respect to all of the other shares of Series C Preferred Stock then outstanding on a pro rata basis.

Registration of Underlying Shares of Common Stock. In this offering we are registering with the Commission up to 13,333,330 shares of Common Stock underlying the Series C Preferred Stock.

Anti-Takeover Effects of Various Provisions of Nevada Law

Provisions of the Nevada Revised Statutes, and our articles of incorporation and bylaws, as amended, could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, would be expected to discourage certain types of takeover practices and takeover bids our Board may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us will outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Public Offering Warrants

Overview. The following summary of certain terms and provisions of the Warrants is not complete and is subject to, and qualified in its entirety by, the provisions of the warrant agency agreement between us and Securities Stock Transfer (formerly Action Stock Transfer), as the Warrant Agent, and the form of warrant, both of which are filed as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.

The Warrants entitle the registered holder to purchase shares of common stock at a price equal to $5.1875 per share, subject to adjustment as discussed below, immediately following the issuance of such warrant and terminating at 5:00 p.m., New York City time, on February 9, 2027.

The exercise price and number of shares of common stock issuable upon exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend or recapitalization, reorganization, merger or consolidation. However, the Warrants will not be adjusted for issuances of common stock at prices below its exercise price.

Exercisability. The Warrants are exercisable at any time after their original issuance and at any time up to the date that is five (5) years after their original issuance. The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the Warrant Agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Warrants being exercised. Under the terms of the Warrant Agreement, we must use our best efforts to maintain the effectiveness of the registration statement and current prospectus relating to common stock issuable upon exercise of the Warrants until the expiration of the Warrants. If we fail to maintain the effectiveness of the registration statement and current prospectus relating to the shares of common stock issuable upon exercise of the Warrants, the holders of the Warrants shall have the right to exercise the Warrants solely via a cashless exercise feature provided for in the Warrants, until such time as there is an effective registration statement and current prospectus.

Exercise Limitation. A holder may not exercise any portion of a Warrant to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would own more than 4.99% of the outstanding shares of common stock after exercise, as such percentage ownership is determined in accordance with the terms of the Warrant, except that upon prior notice from the holder to us, the holder may waive such limitation up to a percentage not in excess of 9.99%.

Exercise Price. The exercise price per whole share of shares of common stock purchasable upon exercise of the Warrants is $5.1875. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our shares of common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Fractional Shares. No fractional shares of common stock will be issued upon exercise of the Warrants. As to any fraction of a share which the holder would otherwise be entitled to purchase upon such exercise, the Company will round up or down, as applicable, to the nearest whole share.

Transferability. Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent.

Warrant Agent; Global Certificate. The Warrants are issued in registered form under a warrant agency agreement between the Warrant Agent and us. The Warrants are initially represented only by one or more global warrants deposited with the Warrant Agent, as custodian on behalf of The Depository Trust Company (DTC) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Warrants and generally including any reorganization, recapitalization or reclassification of our shares of common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding shares of common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock, the holders of the Warrants will be entitled to receive the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such fundamental transaction.

Rights as a Stockholder. The Warrant holders do not have the rights or privileges of holders of shares of common stock or any voting rights until they exercise their Warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Governing Law. The Warrants and the warrant agency agreement are governed by Nevada law.

Armistice Warrants

On September 8, 2023, we entered into an inducement letter (the “Inducement Letter”) with Armistice Capital Master Fund Ltd. (“Armistice”), the holder of existing warrants, made up of common stock purchase warrants, to purchase shares of Common Stock. The existing warrants were issued on July 8, 2022 and June 28, 2023 and had an exercise price of $4.37 and $4.24, respectively per share.

Pursuant to the Inducement Letter, Armistice agreed to exercise for cash their existing warrants to purchase an aggregate of 2,988,687 shares of Common Stock at a reduced exercise price of $1.10 per share in consideration for our agreement to issue two new common stock purchase warrants (the “New Warrant A” and the “New Warrant B” and, together, the “New Warrants”), as described below, to purchase, in the aggregate, up to 5,977,374 shares of Common Stock (the “New Warrant Shares”). We received aggregate gross proceeds of approximately $3,287,555.70 from the exercise of the existing warrants. Prior to the foregoing transaction, we had 3,151,883 shares of Common Stock outstanding.

Each New Warrant will have an exercise price equal to $1.10 per share. The New Warrants will be immediately exercisable from the date of issuance until the five-year anniversary of the issuance date. The exercise price and number of shares of Common Stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, subsequent rights offerings, pro rata distributions, reorganizations, or similar events affecting our Common Stock and the exercise price.

The New Warrants will be exercisable, at the option of Armistice, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full, within one trading day of such exercise of the New Warrant, for the number of shares of Common Stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). Armistice (together with its affiliates) may not exercise any portion of its New Warrants to the extent that they would own more than 4.99% (or, at the election of Armistice, 9.99%) of the outstanding Common Stock immediately after exercise, except that upon prior notice from Armistice to us, they may increase or decrease the amount of ownership of outstanding stock after exercising their New Warrants up to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the New Warrants, provided that any increase will not be effective until 61 days following notice to us.

New Warrant A is subject to anti-dilution adjustment to its exercise price in the event of certain issuances of shares of our Common Stock.

There is no established trading market for the New Warrants, and we do not expect an active trading market to develop. We do not intend to apply to list the New Warrants on any securities exchange or other trading market. Without a trading market, the liquidity of the New Warrants will be extremely limited.

Except as otherwise provided in the New Warrants or by virtue of Armistice’s ownership of shares of our Common Stock, Armistice does not have the rights or privileges of a holder of our Common Stock, including any voting rights, until they exercise the New Warrants. The New Warrants will provide that the holders of the New Warrants have the right to participate in distributions or dividends paid on our shares of Common Stock.

If at any time the New Warrants are outstanding, we, either directly or indirectly, in one or more related transactions effects a fundamental transaction (as defined in the New Warrant), Armistice will be entitled to receive, upon exercise of the New Warrants, the kind and amount of securities, cash or other property that such holder would have received had they exercised the New Warrants immediately prior to the fundamental transaction. As an alternative, and at Armistice’s option in the event of a fundamental transaction, exercisable at the earliest to occur of (i) the public disclosure of any change of control, (ii) the consummation of any change of control, and (iii) Armistice first becoming aware of any change of control through the date that is 90 days after the public disclosure of the consummation of such change of control by us pursuant to a current report on Form 8-K filed with the Commission , we shall purchase the unexercised portion of the New Warrant from Armistice by paying to them an amount of cash equal to the Black Scholes Value (as defined in the Warrant) of the remaining unexercised portion of the New Warrant on the date of the consummation of such fundamental transaction.

The New Warrants may be modified or amended or the provisions of the New Warrants waived with us and Armistice’s written consent.

The above disclosure contains only a brief description of the material terms of the Inducement Letter and does not purport to be a complete description of the rights and obligations of the parties thereunder, and such description is qualified in its entirety by reference to the full text of the Inducement Letter, the form of which is attached to this offering circular and is incorporated herein by reference.

Transfer Agent, Warrant Agent and Registrar

The Transfer Agent for our common stock is Securities Transfer Corporation, 2901 N. Dallas Parkway, Suite 380, Plano, Texas 75039. Its telephone number is (469) 633-0101